Exhibit B.3(a): Annual Information Form

Canadian Imperial Bank of Commerce

ANNUAL

INFORMATION

FORM

December 4, 2013

A NOTE ABOUT FORWARD-LOOKING STATEMENTS:

From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including in this Annual Information Form, in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission and in other communications. All such statements are made pursuant to the “safe harbour” provisions of, and are intended to be forward-looking statements under, applicable Canadian and U.S. securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements made about our operations, business lines, financial condition, risk management, priorities, targets, ongoing objectives, strategies and outlook for 2014 and subsequent periods. Forward-looking statements are typically identified by the words “believe”, “expect”, “anticipate”, “intend”, “estimate”, “forecast”, “target”, “objective” and other similar expressions or future or conditional verbs such as “will”, “should”, “would” and “could”. By their nature, these statements require us to make assumptions and are subject to inherent risks and uncertainties that may be general or specific. A variety of factors, many of which are beyond our control, affect our operations, performance and results, and could cause actual results to differ materially from the expectations expressed in any of our forward-looking statements. These factors include: credit, market, liquidity, strategic, insurance, operational, reputation and legal, regulatory and environmental risk; the effectiveness and adequacy of our risk management and valuation models and processes; legislative or regulatory developments in the jurisdictions where we operate, including the Dodd-Frank Wall Street Reform and Consumer Protection Act and the regulations issued and to be issued thereunder, the Basel Committee on Banking Supervision’s (BCBS) global standards for capital and liquidity reform and those relating to the payments system in Canada; amendments to, and interpretations of, risk-based capital guidelines and reporting instructions, and interest rate and liquidity regulatory guidance; the resolution of legal and regulatory proceedings and related matters; the effect of changes to accounting standards, rules and interpretations; changes in our estimates of reserves and allowances; changes in tax laws; changes to our credit ratings; political conditions and developments; the possible effect on our business of international conflicts and the war on terror; natural disasters, public health emergencies, disruptions to public infrastructure and other catastrophic events; reliance on third parties to provide components of our business infrastructure; potential disruptions to our information technology systems and services, including the evolving risk of cyber attack; losses incurred as a result of internal or external fraud; the accuracy and completeness of information provided to us concerning clients and counterparties; the failure of third parties to comply with their obligations to us and our affiliates; intensifying competition from established competitors and new entrants in the financial services industry; technological change; global capital market activity; changes in monetary and economic policy; currency value and interest rate fluctuations; general business and economic conditions worldwide, as well as in Canada, the U.S. and other countries where we have operations, including increasing Canadian household debt levels and Europe’s sovereign debt crisis; our success in developing and introducing new products and services, expanding existing distribution channels, developing new distribution channels and realizing increased revenue from these channels; changes in client spending and saving habits; our ability to attract and retain key employees and executives; our ability to successfully execute our strategies and complete and integrate acquisitions and joint ventures; and our ability to anticipate and manage the risks associated with these factors. This list is not exhaustive of the factors that may affect any of our forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on our forward-looking statements. We do not undertake to update any forward-looking statement that is contained in this Annual Information Form or in other communications except as required by law.

INFORMATION INCORPORATED BY REFERENCE

Certain disclosure in this Annual Information Form (AIF) is derived and incorporated by reference from CIBC’s 2013 Annual Report for the year ended October 31, 2013 (2013 AR). The table below identifies pages from the 2013 AR which are incorporated by reference into this AIF. The 2013 AR is available on SEDAR at www.sedar.com.

AIF Item	2013 AR – Page Reference

CORPORATE STRUCTURE Intercorporate Relationships	152

DESCRIPTION OF THE BUSINESS The CIBC Organization	1-86

Environmental Risk	72

Risk Factors	38-72

DIVIDENDS	130-133

CAPITAL STRUCTURE	129-134

Directors and Board Committees	V-VI

LEGAL PROCEEDINGS	146-148

TRANSFER AGENT AND REGISTRAR	170

AUDIT COMMITTEE Fees for Services provided by Shareholders’ Auditors	86

Unless otherwise specified, this AIF presents information as at October 31, 2013.

CORPORATE STRUCTURE

Name, Address and Incorporation

Canadian Imperial Bank of Commerce (CIBC) is a diversified financial institution governed by the Bank Act (Canada) (Bank Act). CIBC was formed through the amalgamation of The Canadian Bank of Commerce and Imperial Bank of Canada in 1961. The Canadian Bank of Commerce was originally incorporated as Bank of Canada by special act of the legislature of the Province of Canada in 1858. Subsequently, the name was changed to The Canadian Bank of Commerce and it opened for business under that name in 1867. Imperial Bank of Canada was incorporated in 1875 by special act of the Parliament of Canada and commenced operations in that year. The address of the registered and head office of CIBC is Commerce Court, Toronto, Ontario, Canada, M5L 1A2.

Intercorporate Relationships

Information about the intercorporate relationships among CIBC and its significant subsidiaries is provided on page 152 of the 2013 AR.

DESCRIPTION OF THE BUSINESS

The CIBC Organization

CIBC is a leading Canadian-based, global financial institution. CIBC serves its clients through three main businesses: Retail and Business Banking, Wealth Management and Wholesale Banking.

Retail and Business Banking provides clients across Canada with financial advice, banking, investment and authorized insurance products and services through a strong team of advisors and more than 1,100 branches as well as our ABMs, mobile sales force, telephone banking, online and mobile banking.

Wealth Management provides relationship-based advisory services and an extensive suite of leading investment solutions to meet the needs of institutional, retail and high net worth clients. Our asset management, retail brokerage and private wealth management businesses combine to create an integrated offer delivered through nearly 1,500 advisors across Canada.

Wholesale Banking provides a wide range of credit, capital markets, investment banking and research products and services to government, institutional, corporate and retail clients in Canada and in key markets around the world.

CIBC’s three main businesses are supported by six functional groups: Technology and Operations; Corporate Development; Finance; Treasury; Administration; and Risk Management, which form part of Corporate and Other. Information about CIBC’s business lines and functional groups is provided in CIBC’s Management Discussion and Analysis (2013 MD&A) for the year ended October 31, 2013 included on pages 1-86 of the 2013 AR.

A more complete description of services provided by Retail and Business Banking, Wealth Management and Wholesale Banking can be found in the 2013 Annual Report on pages 15-26.

Competitive Conditions

CIBC was the fifth largest Canadian chartered bank in terms of market capitalization as of October 31, 2013.

CIBC and its competitors operated in an environment of modest economic growth in 2013. Canadian economic activity was held back by a deceleration in global growth that slowed exports and related capital spending. Home building slowed from the prior year's pace but remained at brisk levels. Household demand for mortgage and consumer credit advanced at a moderate pace, while credit quality remained strong, supported by steady job gains and a drop in the unemployment rate. Profit gains and solid balance sheets kept Canadian business bankruptcies in check. Low interest rates encouraged growth in lending for both commercial and corporate banking and corporate bond issuance. Provincial governments continued to have elevated debt issuance requirements. Canadian and global equity markets were healthy, supporting wealth management, but equity issuance and investment banking activity in Canada felt the impact of sluggish global growth that weighed on capital raising activity in the resource sector.

Social and Environmental Policies

Additional information about our environmental policies and environmental risks can be found under “Management of Risk – Environmental Risk” on page 72 of our 2013 AR.

Risk Factors

A discussion of risk factors related to CIBC and its business, and the steps taken to manage those risks appears throughout the 2013 MD&A and in particular under the heading “Management of Risks” on pages 38 to 72 of the 2013 AR.

GENERAL DEVELOPMENT OF THE BUSINESS

Three Year History

CIBC strives to be a client-focused bank with sound risk management, creating enduring value for all its stakeholders.

For many years, CIBC has reported a scorecard of financial objectives to measure and report on our progress to external stakeholders. These measures are categorized into four key areas of shareholder value:

1.	Earnings growth
•	Average annual earnings per share (EPS) growth of 5-10%
•	Loan loss ratio of 45-65 bps through the cycle (going forward the target is being modified to less than 60 bps)
•	Adjusted efficiency ratio at the median of industry peers
2.	Adjusted return on common shareholders’ equity (ROE)
•	Adjusted ROE of 20% through the cycle
3.	Total shareholder return
•	40-50% dividend payout ratio to common shareholders on a long term, average basis
•	Total shareholder return that exceeds the industry average
4.	Balance sheet strength
•	Exceed the Basel III Common Equity Tier 1 regulatory target set by the Office of the Superintendent of Financial Institutions (OSFI)
•	Allocate at least 75% of economic capital to retail businesses

CIBC made progress against each of these objectives in 2013.

1.	Earnings Growth

In 2013, CIBC reported adjusted EPS1 of $8.78, up from $8.07 in 2012, meeting our 5% to 10% target over the prior year. Adjusted EPS was $7.57 in 2011.

Our loan loss ratio is defined as the provision for credit losses on impaired loans to average loans and acceptances, net of allowance for credit losses. Our loan loss ratio was 44 basis points in 2013, down from 53 basis points reported in 2012 and just below the lower end of our target range. The loan loss ratio in 2011 was 51 basis points.

Our 2013 adjusted efficiency ratio1 of 56.2% was up slightly from 55.8% in 2012. Based on the most recent publicly reported results of our industry peer group, CIBC has maintained its efficiency ratio at the industry median in 2013. The adjusted efficiency ratio was 56.4% in 2011.

1 For additional information, see the “Non-GAAP measures” section on page 12 of the 2013 Annual Report

2.	Adjusted ROE

Adjusted ROE2 is another key measure of shareholder value. CIBC’s target is to achieve adjusted ROE of 20% through the cycle. In 2013, adjusted ROE of 22.3% was above the target and comparable to 22.6% in 2012. Adjusted ROE was 24.8% in 2011.

3.	Total Shareholder Return

CIBC’s 2013 adjusted dividend payout ratio2 was 43.2% compared to 45.1% in 2012. The payout ratio was lower as a result of higher earnings that more than offset the $0.02 quarterly dividend increase to $0.96 per share announced in the third quarter of 2013. The adjusted dividend payout ratio was 46.3% in 2011.

CIBC’s rolling 5 year total shareholder return in 2013 was 109.3% compared to 99.0% for the S&P/TSX Composite Banks Index.

4.	Balance Sheet Strength

At the end of 2013, CIBC’s Basel III Common Equity Tier 1 ratio on an all-in basis was 9.4%, well above the regulatory target of 7% set by OSFI.

We have defined a target retail/wholesale business mix, as measured by the allocation of economic capital, that is consistent with the type of earnings and risk profile we desire for CIBC. For the past few years, our target has been to allocate at least 75% of our economic capital to retail. At the end of 2013, the retail allocation was 77% of economic capital2, comparable to 2012 and 2011. Retail for this purpose includes Retail and Business Banking, Wealth Management and International Banking operations, reported as part of Corporate and Other.

DIVIDENDS

CIBC has a common share dividend policy of maintaining a balance between the distribution of profits to shareholders and the need to retain earnings consistent with capital strength and supporting growth in its businesses. In the context of this overall policy, CIBC has a medium term objective for an adjusted dividend payout ratio of 40-50% of earnings attributable to common shareholders and seeks to create a pattern of stable growth in dividends per common share, as appropriate.

The cash dividends declared and paid per share for each class of CIBC shares and restrictions on the payment of dividends can be found on pages 130 to 133 of the 2013 AR.

CAPITAL STRUCTURE

A description of CIBC’s capital structure is provided on pages 129 to 134 of the 2013 AR.

Liquidity and Credit Ratings

Our funding strategy includes access to funding through retail deposits and wholesale funding and deposits. Our wholesale funding strategy is to develop and maintain a sustainable funding base through which we can access funding across many different depositors and investors, geographies, maturities, and funding instruments. The diversity of our funding profile across all of these variables is an important part of our funding strategy.

2 For additional information, see the “Non-GAAP measures” section on page 12 of the 2013 Annual Report

We maintain access to term wholesale funding through many channels such as wholesale deposits in Canada and the U.S., medium-term note programs in Canada, the U.S. and Europe, through our covered bond programme, through credit card securitization in Canada and the U.S., and through a number of mortgage securitization programs. Access to wholesale funding sources and the cost of funds are dependent on various factors including credit ratings. A downgrading of CIBC’s credit ratings could result in higher funding costs and reduce access to wholesale debt markets. CIBC’s wholesale funding and credit ratings are also discussed beginning on page 67 of the 2013 MD&A under the heading “Liquidity Risk – Funding”.

The table below provides the ratings for CIBC’s Class A Preferred shares and debt obligations as at December 4, 2013:

	DBRS	MOODY’S	STANDARD & POOR’S	FITCH

PREFERRED SHARES	Pfd-1 (low)[3]	Baa2	P-2 P-2(Low)[4]	BBB

LONG-TERM SENIOR DEBT	AA	Aa3	A+	AA-

SUBORDINATED DEBT	AA (low)	A3	BBB+	A+

SHORT-TERM DEBT	R-1 (high)	P-1	A-1	F1+

The ratings should not be construed as a recommendation to buy, sell, or hold CIBC securities. Ratings may be revised or withdrawn at any time by the respective rating agencies.

Definitions of rating categories are available on the respective rating agencies’ websites and are outlined in Appendix A (as at October 31, 2013). More detailed explanations of the various rating categories may be obtained directly from the rating agencies.

As is common practice, CIBC has paid fees charged by all four of the above-noted rating agencies for their rating services and, to certain of the rating agencies, for other services during the last two years. CIBC reasonably expects that such payments will continue to be made for services in the future.

MARKET FOR SECURITIES

CIBC maintains a listing of its common shares on the Toronto Stock Exchange and the New York Stock Exchange. CIBC maintains a listing of its preferred shares on the Toronto Stock Exchange5.

The following subordinated debt securities issued by CIBC are listed on the London Stock Exchange:

•	US Dollar Floating Rate Debenture Notes Due 2084 with interest at 6-month US$ LIBOR plus 0.25%. To CIBC's knowledge, the issue did not trade on the exchange during the year ended October 31, 2013,

3 Series 26, 27, and 29 under review with negative implications.

4 Preferred shares qualifying as non-viability contingent capital under Basel III.

5 From time to time securities of CIBC may be listed on other stock exchanges or quotation systems by investors, brokers or others without the consent or involvement of CIBC. This section does not include debt instruments that are deposits.

•

US Dollar Floating Rate Subordinated Capital Debentures Due 2085 with interest at 6-month US$ LIBOR plus 0.125%. To CIBC's knowledge, the issue did not trade on the exchange during the year ended October 31, 2013.

Trading Prices and Volume

	Nov 12	Dec 12	Jan 13	Feb 13	Mar 13	Apr 13	May 13	Jun 13	July 13	Aug 13	Sep 13	Oct 13
Common Shares
High	$80.57	$82.61	$84.33	$84.99	$83.99	$80.93	$81.00	$78.55	$79.19	$82.97	$83.99	$89.59
Low	$76.26	$79.52	$79.68	$82.21	$78.52	$76.81	$77.66	$74.45	$73.89	$76.51	$81.10	$81.32
Volume (’000)	17661	21848	18641	18195	25550	26253	31028	28070	25628	23133	21817	20520
Preferred Shares Series 26
High	$26.05	$26.09	$25.90	$26.24	$26.30	$26.02	$26.10	$25.98	$25.58	$25.25	$25.45	$25.39
Low	$25.81	$25.67	$25.57	$25.61	$25.58	$25.70	$25.72	$24.90	$25.00	$24.66	$24.97	$25.00
Volume (’000)	91	106	103	278	81	112	112	384	216	197	149	152
Preferred Shares Series 27
High	$25.97	$25.87	$25.73	$25.93	$25.95	$25.94	$25.98	$25.74	$25.25	$25.04	$25.33	$25.36
Low	$25.50	$25.45	$25.41	$25.56	$25.55	$25.60	$25.60	$24.75	$24.99	$24.38	$24.75	$24.95
Volume (’000)	317	171	182	228	205	218	178	278	228	263	376	236
Preferred Shares Series 29
High	$25.90	$25.95	$25.79	$25.77	$25.86	$25.90	$26.11	$25.77	$25.40	$25.24	$25.44	$25.18
Low	$25.60	$25.45	$25.51	$25.50	$25.39	$25.54	$25.70	$24.85	$25.00	$24.10	$24.73	$24.87
Volume (’000)	147	95	303	154	180	241	147	197	333	323	171	175
Preferred Shares Series 33
High	$26.50	$26.75	$27.28	$26.52	$26.45	$26.40	$26.51	$26.26	$26.15	$25.82	$25.86	$25.65
Low	$26.10	$25.96	$25.91	$25.93	$25.90	$25.81	$25.90	$25.55	$25.57	$25.07	$25.41	$25.46
Volume (’000)	204	216	345	106	139	132	152	124	213	203	102	216
Preferred Shares Series 35
High	$26.82	$26.85	$26.55	$26.71	$26.83	$26.35	$26.20	$26.24	$25.85	$26.00	$25.90	$25.60
Low	$26.39	$26.30	$26.26	$26.35	$26.15	$26.02	$26.00	$25.49	$25.60	$25.39	$25.47	$25.43
Volume (’000)	107	228	531	216	391	204	168	164	134	291	208	349
Preferred Shares Series 37
High	$27.00	$27.00	$26.80	$26.85	$26.95	$26.76	$26.49	$26.65	$26.20	$26.10	$26.21	$25.91
Low	$26.75	$26.60	$26.48	$26.61	$26.46	$26.29	$26.34	$25.96	$25.90	$25.73	$25.65	$25.65
Volume (’000)	112	157	234	243	196	116	108	655	383	188	104	383

DIRECTORS AND OFFICERS

Directors and Board Committees

Information concerning the directors and board committees of CIBC is found on pages V to VI of the 2013 AR.

All of the directors have held their business affiliations indicated on page VI of the 2013 AR for the past five years with the exception of the following:

(i)	Dominic D’Alessandro was previously President and Chief Executive Officer of Manulife Financial Corporation from 1994 to 2009;
(ii)	Patrick D. Daniel was previously President and Chief Executive Officer of Enbridge Inc. from 2001 to 2012;

(iii)	Luc Desjardins was previously Equity Partner, The Sterling Group, LP from 2008 to 2011;
(iv)	Kevin J. Kelly was previously Commissioner of the Ontario Securities Commission from 2006 to 2010 and Lead Director from 2010 to 2012;
(v)	John P. Manley was previously Counsel, McCarthy Tétrault LLP from 2004 to 2009;
(vi)	Jane L. Peverett was previously President and Chief Executive Officer of British Columbia Transmission Corporation from 2005 to 2009;
(vii)	Leslie Rahl was previously President and Founder of Capital Market Risk Advisors, Inc. from 1994 to 2009; and
(viii)	Charles Sirois was previously Chairman and Chief Executive Officer of Telesystem Ltd. from 1984 to 2012.

Directors are elected annually. Under the Bank Act and CIBC’s By-laws, a director’s term expires at the close of the next annual meeting of common shareholders, which is scheduled on April 24, 2014.

Executive Officers

The following are CIBC’s executive officers, their titles and their municipalities of residence, as at December 4, 2013:

Name	Title	Municipality of Residence

McCaughey, G.T. (Gerry)	President and Chief Executive Officer, CIBC	Toronto

Capatides, M.G. (Mike)	Senior Executive Vice-President, Chief Administrative Officer and General Counsel	Morristown, NJ

Dodig, V.G. (Victor)	Senior Executive Vice-President, CIBC and Group Head, Wealth Management	Toronto

Dottori-Attanasio, L.L. (Laura)	Senior Executive Vice-President, CIBC and Chief Risk Officer, Risk Management	Toronto

Glass, K.A. (Kevin)	Senior Executive Vice-President, CIBC and Chief Financial Officer, Finance	Toronto

Nesbitt, R.W. (Richard)	Chief Operating Officer, CIBC	Toronto

Prentice, P.E.J. (Jim)	Senior Executive Vice-President, CIBC and Vice-Chairman	Calgary

Venn, R.E. (Richard)	Senior Executive Vice-President, CIBC and Advisor to the Chief Executive Officer’s Office	Toronto

Williamson, J.D. (David)	Senior Executive Vice-President, CIBC and Group Head, Retail and Business Banking	Toronto

Woods, T.D. (Tom)	Senior Executive Vice-President, CIBC and Vice-Chairman	Toronto

All of the executive officers have held their present position or another executive position in CIBC for more than five years except for Laura Dottori-Attanasio who was Senior Vice President, Risk Management from 2007 to 2008 at the National Bank of Canada in Montreal; Kevin Glass who was Chief Financial Officer at Revera Inc. from 2007 to 2009; and Jim Prentice who was Member of Parliament in the Canadian House of Commons from 2004 to 2010, and was appointed to the following ministries during this period: Minister of the Environment (2008), Minister of Industry (2007), Minister of Indian Affairs and Northern Development (2006).

Shareholdings of Directors and Executive Officers

To the knowledge of CIBC, as at October 31, 2013, the directors and executive officers of CIBC as a group, beneficially owned, directly or indirectly, or exercised control or direction over less than 1% of the outstanding common shares of CIBC and FirstCaribbean International Bank Limited.

Corporate Cease Trade Orders or Bankruptcies

Except as set out below, to the knowledge of CIBC, in the last ten years, no director or executive officer of CIBC is or has been a director, chief executive officer or chief financial officer of a company that, (a) while that person was acting in that capacity, was the subject of a cease trade or similar order or an order that denied the company access to any exemption under securities legislation, for a period of more than 30 consecutive days or (b) was subject to such an order that was issued, after that person ceased to be a director or chief executive officer or chief financial officer, and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer. Except as set out below, to the knowledge of CIBC, in the last ten years, no director or executive officer of CIBC is or has been a director or executive officer of a company that, while that person was acting in that capacity or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

(i)

Mr. Gordon D. Giffin, a director of CIBC, was a director of AbitibiBowater Inc. from October 29, 2007 until his resignation on January 22, 2009. In April 2009, AbitibiBowater Inc. and certain of its U.S. and Canadian subsidiaries filed voluntary petitions in the United States Bankruptcy Court for the District of Delaware for relief under the provisions of Chapter 11 and Chapter 15 of the U.S. Bankruptcy Code, as amended, and sought creditor protection under the Companies’ Creditors Arrangement Act (CCAA) with the Superior Court of Quebec in Canada;

(ii)

Mr. John P. Manley, a director of CIBC, was a director of Nortel Networks Corporation and Nortel Networks Limited (collectively, the Nortel Companies), when the Ontario Securities Commission (OSC) made final an order prohibiting all trading by directors, officers and certain current and former employees of the Nortel Companies on May 31, 2004, by reason of the Nortel Companies having announced the need to restate certain of their previously reported financial results and the resulting delays in filing their interim and annual financial statements for certain periods by the required filing dates under Ontario securities laws. This order was revoked by the OSC on June 21, 2005;

Mr. Manley was also a director of the Nortel Companies when the Nortel Companies announced on March 10, 2006 the need to restate certain of their previously reported financial results and the resulting delay in the filing of certain 2005 financial statements by the required filing dates. The OSC issued a final management cease trade order on April 10, 2006 prohibiting all of the directors, officers and certain current and former employees, including Mr. Manley, from trading in securities of the Nortel Companies until two business days following the receipt by the OSC of all of the filings the Nortel Companies were required to make under Ontario securities laws. The British Columbia Securities Commission (BCSC) and Quebec Securities Commission (QSC) issued similar orders. The OSC lifted the cease trade order effective June 8, 2006. The BCSC and the QSC lifted their cease trade orders shortly thereafter.

Mr. Manley was a director of the Nortel Companies when the Nortel Companies and certain other Canadian subsidiaries initiated creditor protection proceedings under the CCAA in Canada on January 14, 2009. Certain U.S. subsidiaries filed voluntary petitions in the United States under Chapter 11 of the U.S. Bankruptcy Code, and certain Europe, Middle East and Africa subsidiaries made consequential filings in Europe and the Middle East. These proceedings are ongoing. Mr. Manley resigned as a director of the Nortel Companies on August 10, 2009;

(iii)

Ms. Leslie Rahl, a director of CIBC, was a director of the Federal National Mortgage Association (Fannie Mae) on September 6, 2008 when, at the request of the Secretary of the U.S. Department of the Treasury, the Chairman of the Board of Governors of the U.S. Federal Reserve and the Director of the U.S. Federal Housing Finance Authority (FHFA), the Board of Directors of Fannie Mae adopted a resolution consenting to putting Fannie Mae into conservatorship. After obtaining consent, the Director of FHFA appointed FHFA as conservator on September 6, 2008. On September 18, 2008, Ms. Rahl resigned as a director of Fannie Mae; and

(iv)

Mr. Charles Sirois, a director of CIBC, was Chairman of the Board of Microcell Telecommunications Inc. (Microcell) when it elected and was granted protection to restructure its capital under the CCAA in January 2003. In May 2003, Microcell successfully emerged from the CCAA proceedings and was restructured pursuant to a plan of reorganization and of compromise and arrangement filed in February 2003, adopted by its affected creditors and judicially sanctioned. Mr. Sirois ceased to be a director of Microcell in 2004.

Penalties or Sanctions

To the knowledge of CIBC, no director or executive officer of CIBC, (i) has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or (ii) has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Personal Bankruptcies

To the knowledge of CIBC, in the last ten years, no director or executive officer has become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director or executive officer.

Conflicts of Interest

To the knowledge of CIBC, no director or executive officer of CIBC or its subsidiaries has an existing or potential material conflict of interest with CIBC or any of its subsidiaries.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

A description of legal proceedings to which CIBC is a party is provided under the heading “Contingent liabilities” on pages 146-148 of the 2013 AR.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

To the knowledge of CIBC, no director or executive officer of CIBC, or any of their associates has any material interest, directly or indirectly, in any transaction within the three most recently completed financial years that has materially affected or is reasonably expected to materially affect CIBC.

TRANSFER AGENT AND REGISTRAR

The addresses for CIBC’s transfer agent and registrar are provided on page 170 of the 2013 AR.

EXPERTS

Ernst & Young LLP, Chartered Accountants, Licensed Public Accountants, Toronto, Ontario, is the external auditor who prepared the Independent auditors’ reports of registered public accounting firm to shareholders in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) – which includes the reports on CIBC’s consolidated financial statements and internal control over financial reporting. Ernst & Young LLP is independent with respect to CIBC within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario, United States federal securities laws and the rules and regulations thereunder, including the independence rules adopted by the United States Securities and Exchange Commission pursuant to the Sarbanes-Oxley Act of 2002; and applicable independence requirements of the Public Company Accounting Oversight Board (United States).

AUDIT COMMITTEE

The Audit Committee Mandate as approved by the Board is included in Appendix B. The members of the Audit Committee are listed below. Each member of the Audit Committee is independent and financially literate as defined by Canadian securities laws. Each Audit Committee member has been designated by the Board as an “audit committee financial expert” as defined by the rules of the United States Securities and Exchange Commission.

Education and Experience

This section describes the education and experience of CIBC’s Audit Committee members that is relevant to the performance of their responsibilities in that role.

Each member of the Audit Committee currently is, or has previously been, in charge of, or an advisor or a consultant to, a significant business operation, often as president, chief executive officer or chief financial officer of a large public company and in the case of Mr. John Manley, the Minister of Finance for the Government of Canada. Given the breadth and complexity of a financial institution’s accounting issues, the Audit Committee members participate from time to time in internal or external sessions related to accounting matters or developments. Travel and attendance costs are paid by CIBC. Further detail on the education and experience of each Audit Committee member is set out below.

Gary F. Colter

Mr. Colter is President of CRS Inc., a corporate restructuring and strategy management consulting company. Before establishing CRS Inc., Mr. Colter had over 34 years of executive experience (27 years as a partner) at KPMG Canada, during which he developed financial and accounting expertise while overseeing Canadian and global financial advisory services practices of KPMG. He served as Vice Chairman of KPMG Canada from 2001 to 2002, was Managing Partner of Global Financial Advisory Services, KPMG International from 1998 to 2000 and was Vice Chairman of Financial Advisory Services, KPMG Canada from 1989 to 1998. Mr. Colter is a director and Chair of the Audit Committee of Revera Inc., a director and member of the Audit and Finance Committees of Canadian Pacific Railway Ltd. and a member of the Audit Committee of Core-Mark Holding Company Inc. Mr. Colter holds a Bachelor of Arts (Honours) degree from the University of Western Ontario, Ivey School of Business and is a Fellow Chartered Accountant.

John P. Manley P.C., O.C.

Mr. Manley is President and Chief Executive Officer of the Canadian Council of Chief Executives (CCCE). Prior to joining the CCCE, Mr. Manley was Counsel, McCarthy Tétrault LLP. Throughout more than 15 years of public service, Mr. Manley held several senior portfolios in the Canadian federal government, including Deputy Prime Minister and Minister of Finance. Mr. Manley is a director and member of the Audit Committees of CAE Inc. and Telus Corporation. He is also a member of the Advisory Board of Canada 2020, as well as Chair of the Advisory Board of the University of Toronto Munk School of Global Affairs. Mr. Manley holds a Bachelor of Arts degree from Carleton University and a J.D. degree from the University of Ottawa, as well as honorary doctorates from four universities.

Jane L. Peverett, FCMA, ICD.D

Ms. Peverett was President and Chief Executive Officer of British Columbia Transmission Corporation (BCTC) from 2005 to 2009 and Chief Financial Officer of BCTC from 2003 to 2005. Prior to joining BCTC, Ms. Peverett was with Westcoast Energy Inc., from 1988 to 2003, where she held progressively senior finance, regulatory and executive roles. Ms. Peverett is a director and Chair of the Audit Committee of EnCana Corporation and a director and member of the Audit Committee of Postmedia Network Canada Corp. and Postmedia Network Inc. Ms. Peverett is also a director of Northwest Natural Gas Company and Associated Electric & Gas Insurance Services Limited. Ms. Peverett received a PEAK award honouring women’s excellence in the field of finance in 2005, and in 2009 was named one of the Influential Women in Business in Vancouver. Ms. Peverett holds a Bachelor of Commerce degree from McMaster University and a Master of Business Administration degree from Queen’s University. She is a Certified Management Accountant, involved with the CMA Board in British Columbia, and a fellow of the Society of Management Accountants.

Katharine B. Stevenson, ICD.D

Ms. Stevenson was a senior financial executive with Nortel Networks Corporation from 1995 to 2007, serving as Global Treasurer from 2000 to 2007. Prior to joining Nortel Networks Corporation, Ms. Stevenson held various progressively senior finance roles in investment and corporate banking at J.P. Morgan & Company, Inc. from 1984 to 1995. Ms. Stevenson is a director and Chair of the Audit Committee of CAE Inc., a director and member of the Audit Committee of Open Text Corporation, and a director and member of the Audit and Risk and Finance and Transactions Committees of Valeant Pharmaceuticals International, Inc. Ms. Stevenson is Vice Chair of the Board of Governors of the University of Guelph (as well as Chair of their Finance Committee). Ms. Stevenson holds a Bachelor of Arts degree (Magna Cum Laude) from Harvard University and is a member of the Institute of Corporate Directors with the designation ICD.D.

Ronald W. Tysoe (Chair of the Audit Committee)

Mr. Tysoe was a Senior Advisor with Perella Weinberg Partners LP, a financial services firm, from 2006 to 2007. Mr. Tysoe was Vice-Chair of Macy’s Inc. (formerly Federated Department Stores, Inc.) from 1990 until 2006 and served as Chief Financial Officer of Federated Department Stores, Inc. from 1990 to 1997. Mr. Tysoe is a director and Chair of the Audit Committees of Cintas Corporation and Scripps Networks Interactive Inc., a director and member of the Audit Committee of Taubman Centers, Inc. and a director and member of the Compensation and Finance Committee of J.C. Penney Company, Inc. Mr. Tysoe holds both a Bachelor of Commerce degree and a Bachelor of Laws degree from the University of British Columbia.

PRE-APPROVAL POLICIES AND PROCEDURES

The Audit Committee has adopted the CIBC Policy on the Scope of Services of the Shareholders’ Auditors (the “Scope of Services Policy”) to provide a consistent approach for the engagement of the shareholders’ auditors. The Scope of Services Policy requires that work performed by the shareholders’ auditors for CIBC or its subsidiaries be pre-approved by the Audit Committee, along with the related fee for that work. The Audit Committee may establish pre-approval policies and procedures that are specific to a particular service. Under the Scope of Services Policy, the shareholders’ auditors will only perform audit, audit-related and tax work, and other work if pre-approved by the Audit Committee. The Audit Committee may approve exceptions to the Scope of Services Policy if it determines that such an exception is in the overriding best interests of CIBC, and the exception does not impair the independence of the shareholders’ auditors. However, certain non-audit activities set out in the Scope of Services Policy are generally prohibited and will not be considered for exception from the Policy. On a quarterly basis, the Audit Committee is presented with a summary report of all engagements of the shareholders’ auditors that are currently underway or have been completed since the prior quarter’s report, including engagements entered into pursuant to pre-approved quarterly limits. The summary report will describe the nature of each engagement, confirm that each engagement is in compliance with the Scope of Services Policy and state the fees received by the shareholders’ auditors for each engagement. The Scope of Services Policy also sets out ongoing relationship standards and requires that the shareholders’ auditors annually certify compliance with the Policy.

FEES FOR SERVICES PROVIDED BY SHAREHOLDERS’ AUDITORS

The information on professional service fees paid to the Shareholders’ Auditors is provided on page 86 of the 2013 AR.

ADDITIONAL INFORMATION

Additional information with respect to CIBC, including directors’ and officers’ remuneration and indebtedness, principal holders of CIBC’s securities and securities authorized for issuance under equity compensation plans, where applicable, is contained in CIBC’s management proxy circular for its most recent annual meeting of shareholders that included in its proceedings the election of directors. Additional financial information is provided in CIBC’s financial statements and Management’s Discussion and Analysis for its most recently completed financial year. These documents, as well as additional information relating to CIBC, are available on SEDAR at www.sedar.com.

Appendix A

Rating Definitions

Dominion Bond Rating Service (DBRS)

Short-Term Debt	Rating: R-1 (high)

Short-term debt ratings deal with the risk that an issuer will not be able to meet its short- term financial obligations in a timely manner. Short-term debt rated R-1 (high) is of the highest credit quality, indicative of an entity with an exceptionally high capacity to repay its short-term financial obligations. R-1 is the highest of six short-term debt rating categories. The R-1 and R-2 categories are further denoted with “high”, “middle” and “low” subcategories.

Long-Term Senior Debt	Rating: AA
Subordinated Debt	Rating: AA (low)

Long-term debt ratings provide an assessment of the risk that an issuer will not be able to meet its financial obligations under its long-term debt obligations. Long-term debt rated AA is ranked in the second highest of ten categories. It is considered to be of superior credit quality, with capacity for payment considered to be high. The credit quality of obligations rated AA differs from the highest AAA category only to a small degree, and the rating is unlikely to be significantly susceptible to future events. The AA category is further denoted by the subcategories “high” and “low”. The absence of a “high” or “low” indicates a rating in the middle of the category.

Preferred Shares	Rating: Pfd-1(low)

Preferred share ratings provide an assessment of the risk that an issuer will not be able to meet its dividend and principal obligations in a timely manner. Preferred shares rated Pfd-1 are of superior credit quality, being supported by entities with strong earnings and balance sheet attributes. A Pfd-1 rating is the highest of six categories for preferred shares. Each category is further denoted by the subcategories “high” and “low”. The absence of a “high” or “low” indicates a rating in the middle of the category.

Moody’s

Short-Term Debt	Rating: P-1

Short-term debt ratings are assessments of an issuer’s ability to repay obligations with an original maturity of 13 months or less. Moody’s has four categories of short-term ratings with the P-1 category being the highest credit quality. Borrowers rated P-1 have a superior ability to repay short-term debt obligations.

Long-term Senior Debt	Rating: Aa3

Long-term debt ratings assess both the likelihood of default of contractual payments and the expected loss in the event of default on obligations with an original maturity of 1 year or more. The Aa rating category is the second highest of nine categories and includes obligations judged to be of high quality and very low credit risk.

Subordinated Debt	Rating: A3

The A rating category is the third highest of nine categories on the long-term rating scale and includes obligations judged to be upper-medium grade with low credit risk.

Preferred Shares	Rating: Baa2

A Baa rating is the fourth highest of nine categories used by Moody’s. Preferred shares carrying this rating are considered to be subject to moderate credit risk and to be medium grade obligations that may have certain speculative attributes.

(The modifiers 1, 2 and 3 are used with certain long-term ratings categories to indicate that an obligation ranks in the higher, middle or lower range of the rating category respectively.)

Standard & Poor’s (S&P)

Short-Term Debt	Rating: A-1

The A-1 category is the highest of six categories used by S&P for short-term debt. An obligation rated A-1 indicates that the borrower's capacity to meet its financial commitment with respect to the obligation is strong.

Long-Term Senior Debt	Rating: A+

The A rating category is the third highest of ten categories used by S&P for long-term debt obligations. Although the obligor’s ability to meet its financial commitment is strong, obligations rated A are somewhat more vulnerable to the negative effects of changes in circumstances and economic conditions when compared to obligations in higher rating categories. A “+” or “-” may be used to denote the relative standing of a rating within the category.

Subordinated Debt	Rating: BBB+

The BBB rating category is the fourth highest of ten categories used by S&P for long-term debt obligations. The obligor’s ability to meet its financial commitment is adequate, however, negative economic conditions or change in circumstances are more likely to lead to a weakening of this capacity. A “+” or “-” may be used to denote the relative standing of a rating within the category.

Preferred Shares	(Canadian Preferred Share Scale) Rating: P-2/P-2(Low)

P-2 is the second highest of the eight categories used by S&P in its Canadian Preferred Share Scale, which is used to rate an issuer’s creditworthiness with respect to a specific preferred share obligation issued in Canada. A “High” or “Low” modifier may be used to indicate the relative standing of a credit within a particular rating category, while the absence of such a modifier indicates a rating in the middle of the category.

Fitch

Short-Term Debt	Rating: F1+

The F1 category is for obligations of the highest short-term credit quality and indicates the strongest intrinsic capacity for timely payment of financial commitments. The F1 rating is the highest of seven categories used for short-term debt; a “+” may be added to indicate an exceptionally strong credit feature.

Long-Term Senior Debt	Rating: AA-

AA is the second highest of eleven ratings categories for long-term obligations and indicates an assessment of very high credit quality and very low default risk. This rating indicates a very strong capacity for payment of financial commitments that is not significantly susceptible to foreseeable events.

Subordinated Debt	Rating: A+

The A category is the third highest of the rating categories for long-term obligations and indicates an assessment of high credit quality and low default risk. The capacity for payment is considered strong, but may be more susceptible to adverse business or economic conditions than that of higher rating categories.

Preferred Shares	Rating: BBB

BBB is the fourth highest category for preferred share obligations and indicates an assessment of good credit quality and low default risk. The capacity for payment is considered adequate, but is more likely to be impacted by adverse business or economic conditions than that of higher rating categories.

(The designation “+” or “-” may be used to denote relative position within certain major long-term rating categories, while the absence of such a modifier indicates a rating in the middle of the category.)

Appendix B

Canadian Imperial Bank of Commerce

Audit Committee Mandate

1.	PURPOSE

(1)

The primary functions of the Audit Committee are to: fulfill its responsibilities for reviewing the integrity of CIBC‘s financial statements, related management's discussion and analysis (MD&A) and internal control over financial reporting; monitor the system of internal control; monitor CIBC’s compliance with legal and regulatory requirements; select the external auditors for shareholder approval; review the qualifications, independence and performance of the external auditors; review the qualifications, independence and performance of CIBC’s internal auditors; and act as the Audit Committee for certain federally regulated subsidiaries.

2.	MEMBERSHIP AND ORGANIZATION

(1)

Composition — The Audit Committee shall consist of not less than three or more than six independent members of the Board. At the invitation of the Audit Committee, members of CIBC’s management and others may attend Audit Committee meetings, as the Audit Committee considers necessary or desirable.

(2)

Appointment and Removal of Audit Committee Members — Each member of the Audit Committee shall be appointed by the Board on an annual basis and shall serve at the pleasure of the Board, or until the earlier of: (a) the close of the next annual meeting of shareholders of CIBC at which the member's term of office expires; (b) the death of the member; or (c) the resignation, disqualification or removal of the member from the Audit Committee or from the Board. The Board may fill a vacancy in the membership of the Audit Committee.

(3)

Chair — At the time of the annual appointment of the members of the Audit Committee, the Board shall appoint a Chair of the Audit Committee. The Chair shall: be a member of the Audit Committee; preside over all Audit Committee meetings; coordinate the Audit Committee’s compliance with this mandate; work with management to develop the Audit Committee’s annual workplan and meeting agendas; and provide reports on the work of the Audit Committee to the Board. The Chair may vote on any matter requiring a vote and shall provide a second vote in the case of a tie vote.

(4)	Independence — Each member of the Audit Committee shall meet the independence standards established by the Board.

(5)

Financial Literacy — Members of the Audit Committee shall be financially literate or agree to become financially literate within a reasonable period of time following the member’s appointment. An individual is financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised in CIBC’s financial statements.

(6)

Service on Multiple Audit Committees — No member of the Audit Committee may serve on the audit committees of more than two other public companies, unless the Board determines that this simultaneous service would not impair the ability of the member to effectively serve on the Audit Committee.

3.	MEETINGS

(1)

Meetings — The members of the Audit Committee shall hold meetings as are required to carry out this mandate, and in any case no less than four meetings annually. The external auditors are entitled to attend and be heard at each Audit Committee meeting. The Chair, any member of the Audit Committee, the external auditors, the Chief Auditor, the Chair of the Board or the Chief Executive Officer may call a meeting of the Audit Committee by notifying the Corporate Secretary of CIBC who will notify the members of the Audit Committee. The Chair shall chair all Audit Committee meetings that he or she attends, and in the absence of the Chair, the members of the Audit Committee present may appoint a Chair from their number for a meeting.

(2)

Notices of Meetings — Notices of Audit Committee meetings may be provided by prepaid mail, personal delivery, facsimile, electronic-mail or telephone, provided that the method of notification chosen shall be capable of being received by members of the Audit Committee and the external auditors at least 24 hours before an Audit Committee meeting at the member’s contact information last recorded with the Corporate Secretary. Any member of the Audit Committee may in any manner waive notice of an Audit Committee meeting and attendance at an Audit Committee meeting is waiver of notice of the meeting, except where a member attends for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not properly called.

(3)

Secretary and Minutes — The Corporate Secretary, his or her designate or any other person the Audit Committee requests, shall act as secretary at Audit Committee meetings. Minutes of Audit Committee meetings shall be recorded and maintained by the Corporate Secretary and subsequently presented to the Audit Committee for approval.

(4)

Quorum — A majority of the members of the Audit Committee shall constitute a quorum. If a quorum cannot be obtained for an Audit Committee meeting, members of the Board who would qualify as members of the Audit Committee may, at the request of the Chair or the Chair of the Board, serve as members of the Audit Committee for that meeting.

(5)

Resident Canadian Majority — The Audit Committee shall not transact business at an Audit Committee meeting unless a majority of the members present are “resident Canadians” under the Bank Act (Canada).

(6)

Access to Management and Outside Advisors — The Audit Committee shall have unrestricted access to management and employees of CIBC, and, from time to time may hold unscheduled or regularly scheduled meetings or portions of regularly scheduled meetings with the Chief Auditor, the external auditors, the General Counsel, the Executive Vice-President and Deputy General Counsel, Legal, Governance and Control, the Chief Financial Officer or the Chief Executive Officer. The Audit Committee shall have the authority to retain and terminate external legal counsel, consultants or other advisors to assist it in fulfilling its responsibilities and to set and pay the compensation for these advisors without consulting or obtaining the approval of the Board or any officer of CIBC. CIBC shall provide appropriate funding, as determined by the Audit Committee, for the services of these advisors.

(7)	Meetings Without Management — The Audit Committee shall hold unscheduled or regularly scheduled meetings, or portions of regularly scheduled meetings, at which management is not present.

(8)	Access to Other Committees — The Chair or any member of the Audit Committee may request the input of another Board committee on any accountability or responsibility set out in this mandate.

4.	ACCOUNTABILITIES AND RESPONSIBILITIES

The Audit Committee shall have the accountabilities and responsibilities set out below as well as any other accountabilities that are specifically delegated to the Audit Committee by the Board. In addition to these functions and responsibilities, the Audit Committee shall perform the duties required of an audit committee by the Bank Act (Canada), requirements of the stock exchanges on which the securities of CIBC are listed and all other applicable laws.

(1)	Financial Reporting

(a)

General — The Audit Committee is responsible for reviewing the integrity of CIBC's financial statements and financial disclosures. Management is responsible for the preparation, presentation and integrity of CIBC’s financial statements and financial disclosures and for the appropriateness of the accounting principles and the reporting policies used by CIBC. The external auditors are responsible for auditing CIBC's annual consolidated financial statements and for reviewing CIBC’s unaudited interim financial statements in accordance with Canadian generally accepted auditing standards and with the standards issued by the Public Accounting Oversight Board (United States) (PCAOB). The external auditors are also responsible for auditing CIBC’s internal control over financial reporting in accordance with the standards issued by the PCAOB.

(b)

Review of Annual Financial Reports — The Audit Committee shall review the annual consolidated audited financial statements of CIBC, the related MD&A and the external auditors’ report on the consolidated financial statements. The review shall include assessing whether the financial statements, present fairly, in all material respects in accordance with International Financial Reporting Standards (IFRS), the financial condition, results of operations and cash flows of CIBC. After completing its review, if advisable, the Audit Committee shall approve and recommend for Board approval the annual financial statements and the related MD&A.

(c)

Review of Interim Financial Reports — The Audit Committee shall review the interim consolidated financial statements of CIBC, the related MD&A and the external auditors’ review report on the interim consolidated financial statements. The review shall include assessing whether the financial statements, present fairly, in all material respects in accordance with IFRS, the financial condition, results of operations and cash flows of CIBC. After completing its review, if advisable, the Audit Committee shall approve and recommend for Board approval the interim financial statements and the related MD&A.

(d)	Review Considerations — In conducting its review of the annual financial statements or the interim financial statements, and the related MD&A’s, the Audit Committee shall:

(i)	meet with management and the external auditors to discuss the financial statements and MD&A;

(ii)	review the disclosures in the financial statements and the MD&A;

(iii)	review the reports prepared by the external auditors for the Audit Committee summarizing their key findings and required communications in respect of the annual audit and the interim reviews ;

(iv)	discuss with management, the external auditors and internal legal counsel, as requested, any litigation claim or other contingency that could have a material effect on the financial statements;

(v)

review key areas of risk for material misstatement of the financial statements including critical accounting policies and estimates and other areas of measurement uncertainty underlying the financial statements and the MD&A as presented by management;

(vi)	review areas of significant auditor judgment as it relates to their evaluation of accounting policies, accounting estimates and financial statement disclosures;

(vii)

review any material effects of regulatory and accounting changes, significant or unusual transactions, and the impact of material subsequent events between the reporting date and the approval date on the financial statements and the MD&A as presented by management;

(viii)	review management’s and the external auditors’ reports on the effectiveness of internal control over financial reporting;

(ix)	review the substantive correspondence between the external auditor and management related to the external auditors’ findings and any difficult or contentious matters noted by the external auditor;

(x)	review results of CIBC’s whistleblowing program; and

(xi)

review any other matters, related to the financial statements and the MD&A, that are brought forward by the internal auditors, external auditors, management or which are required to be communicated to the Audit Committee under auditing standards or applicable regulations and law.

(e)

Approval of Other Disclosures — The Audit Committee shall review and, if advisable, approve or recommend for Board approval: (i) the annual information form of CIBC; (ii) the Form 40F of CIBC; (iii) financial disclosure in a news release disclosing financial results and (iv) any other material financial disclosure.

(2)	External Auditors

(a)

General — The Audit Committee shall be responsible for oversight of the work of the external auditors in auditing and reviewing CIBC’s financial statements and internal controls over financial reporting including the resolution of disagreements between management and the external auditors regarding financial reporting.

(b)

Appointment and Compensation — The Audit Committee shall review and, if advisable, select and recommend: (i) for shareholder approval, the appointment of the external auditors; and (ii) for shareholder or Board approval, as applicable, the compensation of the external auditors.

(c)

The Audit Committee shall satisfy itself that the level of the audit fees is commensurate with the scope of work undertaken and that any fee reductions continue to ensure a quality audit. The Audit Committee shall also assess whether any proposed change to the external auditor’s materiality level and/or scope continues to ensure a quality audit.

(d)

Annual Review Report — At least annually, the Audit Committee shall obtain and review a report by the external auditors describing: (i) their internal quality–control procedures; and (ii) any material issues raised by their most recent internal quality-control review, peer review or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the external auditors and any steps taken to deal with any of these issues.

(e)

Audit Plan — At least annually, the Audit Committee shall review and approve the external auditors’ annual audit plan to ensure that it is appropriate and risk based. The Audit Committee shall consider and review with the external auditors any material changes to the scope of the plan.

(f)

Independence of External Auditors — At least annually, and before the external auditors issue their report on the annual financial statements, the Audit Committee shall: obtain from the external auditors a formal written statement describing all relationships between the external auditors and CIBC; discuss with the external auditors any disclosed relationships or services that may affect the objectivity and independence of the external auditors; and obtain written confirmation from the external auditors that they are independent within the meaning of the Rules of Professional Conduct/Code of Ethics adopted by the provincial institute or order of chartered accountants to which they belong and within the meaning of United States federal securities laws and the rules and regulations thereunder, including the independence rules adopted by the Securities and Exchange Commission pursuant to the Sarbanes-Oxley Act of 2002, and Rule 3600T of the Public Company Accounting Oversight Board.

(g)

Evaluation of External Auditors and Rotation of Lead Partner — At least annually, the Audit Committee shall review the qualifications and performance of the external auditors and report on the overall effectiveness of the external auditors to the Board. The Audit Committee shall obtain a report from the external auditors annually confirming that they are in compliance with all audit firm and regulatory requirements relating to partner rotation and that the engagement team collectively possesses the experience and competence to perform an appropriate audit.

(h)

Pre-Approval of Audit and Non-Audit Services — The Audit Committee shall pre-approve any retainer of the external auditors for any audit and non-audit service to CIBC or its subsidiaries in accordance with applicable law and Board approved policies and procedures. The Audit Committee may delegate pre-approval authority to a member of the Audit Committee and the Audit Committee may also establish pre-approval policies and procedures that are specific to a particular service. The decisions of any member of the Audit Committee to whom this authority has been delegated, as well as any pre-approvals of a particular services must be presented to the full Audit Committee at its next scheduled Audit Committee meeting.

(i)	Hiring Practices — The Audit Committee shall review and approve guidelines regarding the hiring of employees or former employees of the external auditors or former external auditors.

(3)	Internal Audit Function

(a)

Organizational Framework — At least annually, the Audit Committee shall review and approve the Internal Audit organizational framework and charter (developed in accordance with professional standards promulgated by the Institute of Internal Auditors), having regard to its role as an independent control function.

(b)

Chief Auditor — The Audit Committee shall review and, if advisable, approve the appointment, reappointment or removal of the Chief Auditor. At least annually, the Audit Committee shall review the goals and review and approve the mandate of the Chief Auditor and review an assessment of the effectiveness and performance of the Chief Auditor.

(c)	Effectiveness Review — At least annually, the Audit Committee shall:

(i)	review the Internal Audit function’s financial plan and staff resources and recommend for Board approval;

(ii)	review management’s assessment of the independence and effectiveness of the Internal Audit function and evaluate the Chief Auditor’s administrative reporting line;

(iii)	review any difficulties encountered by the Chief Auditor in the course of internal audits, including any restrictions on the scope of internal audit work or access to required information; and

(iv)	review the compliance of Internal Audit with professional standards promulgated by the Institute of Internal Auditors.

On a periodic basis, the Audit Committee shall engage an independent third party to assess the Internal Audit function in accordance with professional standards promulgated by the Institute of Internal Auditors and the Audit Committee shall review the results of that assessment.

(d)

Audit Plan — The Audit Committee shall review and approve the annual audit plan including the audit scope, presented by the Chief Auditor to ensure that it is appropriate, risk based and addresses all relevant activities over a measureable cycle. The Chief Auditor, on a quarterly basis, will review the status of the audit plan and any changes needed, including a review of:

(i)	the results of audit activities, including any significant issues reported to management and management’s response and/or corrective actions;

(ii)	the status of identified control weaknesses;

(iii)	the adequacy and degree of compliance by CIBC with its systems of internal control.

(e)	Succession Planning — At least annually, the Audit Committee shall review succession plans for the Chief Auditor.

(4)	Finance Function

(a)	Organizational Framework – At least annually, the Audit Committee shall review and approve the Finance organizational framework, having regard to its role as an independent control function.

(b)

Chief Financial Officer — The Audit Committee shall review and, if advisable, approve the appointment or removal of the Chief Financial Officer. At least annually, the Audit Committee shall review the goals and review and approve the mandate of the Chief Financial Officer and review an assessment of the effectiveness of the Chief Financial Officer.

(c)	Effectiveness Review — At least annually, the Audit Committee shall:

(i)	review the Finance function’s financial plan and staff resources and recommend for Board approval;

(ii)	review management’s assessment of the effectiveness of the Finance function.

On a periodic basis, the Audit Committee shall engage an independent third party to assess the Finance function and the Audit Committee shall review the results of that assessment.

(d)	Succession Planning — At least annually, the Audit Committee shall review succession plans for the Chief Financial Officer.

(5)	Compliance Function

(a)	Organizational Framework – At least annually, the Audit Committee shall review and approve the Compliance organizational framework, having regard to its role as an independent control function.

(b)

Chief Compliance Officer — The Audit Committee shall review and, if advisable, approve the appointment or removal of the Chief Compliance Officer. At least annually, the Audit Committee shall review the goals and review and approve the mandate of the Chief Compliance Officer and review an assessment of the effectiveness of the Chief Compliance Officer.

(c)	Effectiveness Review — At least annually, the Audit Committee shall:

(i)	review the Compliance function’s financial plan and staff resources and recommend for Board approval;

(ii)	review management’s assessment of the effectiveness of the Compliance function.

On a periodic basis, the Audit Committee shall engage an independent third party to assess the effectiveness of the Compliance function and the Audit Committee shall review the results of that assessment.

(d)

Compliance Plans — The Audit Committee shall review and approve the annual compliance plan presented by the Chief Compliance Officer. The Chief Compliance Officer, on a quarterly basis, will review the status of the compliance plan and any changes needed.

(e)	Succession Planning — At least annually, the Audit Committee shall review succession plans for the Chief Compliance Officer.

(6)	Internal Controls

(a)	General — The Audit Committee shall monitor the system of internal control.

(b)

Establishment, Review and Approval — The Audit Committee shall require management to implement and maintain appropriate policies and systems of internal control in accordance with applicable laws, regulations and guidance, including internal control over financial reporting and disclosure and to review, evaluate and approve these procedures. The Audit Committee shall review management’s annual report on internal control over financial reporting and the external auditors’ report on internal controls. As part of this review at least annually, the Audit Committee shall consider and review with management, the external auditors, the Chief Auditor, the Executive Vice-President and Deputy General Counsel, Legal, Governance and Control, and the Chief Compliance Officer:

(i)

the effectiveness of, or weaknesses or deficiencies in: the design or operation of CIBC’s internal controls (including computerized information system controls and security); the overall control environment for managing business risks; and accounting, financial and disclosure controls (including, without limitation, controls over financial reporting), operational controls, and legal and regulatory controls (including with respect to money laundering and terrorist financing) and the impact of any identified weaknesses in internal controls on management’s conclusions;

(ii)	any significant changes in internal control over financial reporting that are disclosed, or considered for disclosure, including those in CIBC’s periodic regulatory filings;

(iii)	any material issues raised by any inquiry or investigation by CIBC’s regulators;

(iv)

CIBC’s fraud prevention and detection program, including deficiencies in internal controls that may impact the integrity of financial information, or may expose CIBC to other significant internal or external fraud losses and the extent of those losses and any disciplinary action in respect of fraud taken against management or other employees who have a significant role in financial reporting;

(v)

CIBC’s business continuity management and insurance programs, including, reviewing and recommending for Board approval a resolution establishing certain limits of insurance, to meet the requirements of the Protection of Assets (Banks) Regulations to the Bank Act (Canada); and

(vi)

any related significant issues and recommendations of the external auditors and internal auditors together with management’s responses thereto, including the timetable for implementation of recommendations to correct weaknesses including those relating to internal controls over financial reporting and disclosure controls.

(7)

Certain Federally Regulated Subsidiaries — The Audit Committee shall be the audit committee for certain federally regulated subsidiaries of CIBC, as determined by the Audit Committee from time to time, that require an audit committee under applicable law. In meeting its Audit Committee responsibilities with respect to these subsidiaries, the Audit Committee shall:

(a)	review the annual financial statements of the subsidiary prior to approval by its board of directors;

(b)	review regulatory returns of the subsidiary as required under applicable law;

(c)

require management of the subsidiary to implement and maintain appropriate internal controls over financial reporting and financial disclosure controls and procedures and approve, review and evaluate these procedures;

(d)

review the effectiveness of the subsidiary’s internal control over financial reporting and financial disclosure, including computerized information system controls and security, the overall control environment and accounting and financial controls (including, without limitation, controls over financial reporting), and the impact of any identified weaknesses in internal control over financial reporting on management's conclusions with respect to their effectiveness;

(e)

review any related significant issues and recommendations of the external and internal auditors together with management’s responses thereto, including the timetable for implementation of recommendations to correct weaknesses in internal controls;

(f)	review investments and transactions that could adversely affect the well being of the subsidiary; and

(g)	meet with the external auditors of the subsidiary to discuss the annual financial statements and the returns and transactions of such subsidiary, if applicable.

(8)	Regulatory Reports and Returns — The Audit Committee shall provide or review, as applicable, all reports and returns required of the Audit Committee under applicable law.

(9)

Compliance with Legal and Regulatory Requirements — The Audit Committee shall receive and review regular reports from the Chief Compliance Officer, the Executive Vice-President and Deputy General Counsel, Legal, Governance and Control, CIBC’s General Counsel, the Chief Anti-Money Laundering Officer, the Chief Auditor and other management members on: legal or compliance matters that may have a material impact on CIBC; the effectiveness of CIBC’s compliance policies and programs, including those related to money laundering and terrorist financing; and any material reports received from regulators. The Audit Committee shall review management’s evaluation of and representations relating to compliance with specific regulatory requirements, and management’s plans to remediate any deficiencies identified.

(10)

Whistleblowing Procedures — The Audit Committee shall ensure that procedures are established for the receipt, retention and treatment of complaints received by CIBC from employees or others, confidentially and anonymously, regarding accounting, internal accounting controls, or auditing matters. The Committee shall review management reports on the procedures.

(11)	Adverse Investments and Transactions — The Audit Committee shall review any investments and transactions that could adversely affect the well-being of CIBC.

(12)	Audit Committee Disclosure — The Audit Committee shall review and approve any audit committee disclosures required by securities regulators in CIBC's disclosure documents.

(13)

Assessment of Regulatory Compliance — The Audit Committee shall review management's assessment of compliance with laws and regulations as they pertain to responsibilities under this mandate, report any material findings to the Board and recommend changes it considers appropriate.

(14)	Delegation — The Audit Committee may designate a sub-committee to review any matter within this mandate as the Audit Committee deems appropriate.

5.	REPORTING TO THE BOARD
(1)

The Chair shall report to the Board, as required by applicable law or as deemed necessary by the Audit Committee or as requested by the Board, on matters arising at Audit Committee meetings and, where applicable, shall present the Audit Committee's recommendation to the Board for its approval.

6.	COMMITTEE MEMBER DEVELOPMENT AND PERFORMANCE REVIEW
(1)	The Chair shall co-ordinate orientation and continuing director development programs relating to this mandate for Audit Committee members.

(2)

At least annually, the Audit Committee shall evaluate and review the performance of the Audit Committee and each of its members and the adequacy of this mandate. This review will be undertaken in consultation with the Corporate Governance Committee of the Board.

7.	CURRENCY OF THE AUDIT COMMITTEE MANDATE
(1)	This mandate was last revised and approved by the Board on May 30, 2013.